Exhibit 99.1

Proterra battery technology to power Lightning eMotors Electric Transit commercial van

● Lightning Electric Transit is a purpose-built commercial vehicle available as delivery vans, ambulances, school buses, RVs, and more

● Expected to support annual production of nearly 100 vehicles in 2021 and up to 3,000 vehicles by 2023

● Lightning eMotors to deliver its first Proterra Powered vehicles later this year

Burlingame, Calif. and Loveland, Colo. – Proterra, a leading innovator in commercial vehicle electrification technology, and Lightning eMotors today announced a new collaboration to power the Generation 4 Lightning Electric Transit commercial van using Proterra’s industry-leading battery technology.

The Lightning Electric Transit commercial van is a purpose-built Class 3 commercial electric vehicle, that is available in several popular configurations like last-mile cargo vans, passenger vans, shuttle buses, ambulances, school buses and RVs.

Lightning eMotors anticipates annual production of up to 3,000 vehicles by 2023. The first Lightning Electric Transit vans are expected to be delivered to customers later this year.

“Proterra’s batteries are premium technology for premium vehicles,” said Tim Reeser, CEO of Lightning eMotors. “We are very pleased to be able offer their batteries on our industry-leading Lightning Electric vehicles. We’ve delivered more zero-emission medium-duty commercial EVs than any other manufacturer in North America, and Proterra’s batteries will allow us to give our customers even more range, power, and features on our purpose-built vehicles at the price they need to scale up their electric fleets.”

“Proterra is excited to work with a market leader like Lightning eMotors to help power even more commercial electric vehicles,” said Gareth Joyce, President of Proterra Powered & Energy. “Together, we’re showcasing how American electric vehicle manufacturers are accelerating the shift to a clean transportation future. We look forward to building our relationship together as we support Lightning eMotors in the development of electric delivery vans, school buses, ambulances, and other vehicles.”

Built by Lightning eMotors, the Lightning Electric Transit is the only Class 3 electric van currently available in the U.S. that allows for wheelchair lifts, custom floor rails, and custom bus doors. Lightning offers high-voltage integration to support battery operation of refrigeration systems, food-truck equipment, medical equipment, RV gear, and other upfitter add-ons. Assembly of the Lightning Electric Transit is performed at Lightning eMotors’ 231,000-square-foot facility in Loveland, Colorado.

Engineered and manufactured in the U.S., Proterra battery packs leverage industry-leading energy density and a customizable design to fit within a variety of vehicles. Proterra’s best-in-class battery systems have been proven in more than 17 million service miles driven by Proterra transit vehicles and validated through collaborations with world-class commercial vehicle manufacturers to power delivery vans, electric school buses, coach buses, low-floor cutaway shuttle buses, and construction equipment.

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About Lightning eMotors

Lightning eMotors has been providing specialized and sustainable fleet solutions since 2010, deploying complete zero-emission-vehicle (ZEV) solutions for commercial fleets since 2017 – including Class 3 cargo and passenger vans, Class 4 and 5 cargo vans and shuttle buses, Class 6 work trucks, school buses, Class 7 city buses, and Class A motor coaches. The Lightning eMotors team designs, engineers, customizes and manufactures zero-emission vehicles to support the wide array of fleet customer needs including school buses and ambulances, with a full suite of telematics, analytics and charging solutions to simplify the buying and ownership experience and maximize uptime and energy efficiency. To learn more, visit https://lightningemotors.com.

Contact:	Joe Koenig Lightning eMotors Public Relations

pressrelations@lightningemotors.com

About Proterra

Proterra is a leader in the design and manufacture of zero-emission electric transit vehicles and EV technology solutions for commercial applications. With industry-leading durability and energy efficiency based on rigorous U.S. independent testing, Proterra products are proudly designed, engineered and manufactured in America, with offices in Silicon Valley, South Carolina, and Los Angeles. For more information, visit: http://www.proterra.com and follow us on Twitter @Proterra_Inc.

Contact:	Shane Levy Proterra Corporate Communications

PR@proterra.com